NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, WINTER 2004-2005

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: ANNUAL MEETING

Our Annual Meeting of Shareholders was held on November 5, 2004. The total number of outstanding shares of Taylor Devices' stock on the meeting record date was 3,018,034. A total of 2,566,546 shares were present in person or by proxy at the meeting.

Results for Election of Directors and term expiration date:

2,529,638 Shares voted for the election of Douglas P. Taylor, term to expire 2007

2,529,253 Shares voted for the election of Randall L. Clark, term to expire 2007

All of us at Taylor Devices, Inc. thank you for your continued support.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2004. Comparative financial results for the first quarter, second quarter, and six month periods are as follows:

FIRST QUARTER (8-31-04)	F/Y 04-05	F/Y 03-04

SALES	$2,451,419	$2,989,261
NET EARNINGS (LOSS)	$73,649	($201,129)
SHARES OUTSTANDING	3,018,034	2,926,460
EARNINGS (LOSS) PER SHARE	2¢	(7¢)

SECOND QUARTER (11-30-04)	F/Y 04-05	F/Y 03-04

SALES	$2,649,727	$3,354,261
NET EARNINGS (LOSS)	$13,438	($117,448)
SHARES OUTSTANDING	3,022,003	2,950,450
EARNINGS (LOSS) PER SHARE	----	(4¢)

SIX MONTHS (11-30-04)	F/Y 04-05	F/Y 03-04

SALES	$5,101,146	$6,343,522
NET EARNINGS (LOSS)	$87,087	($318,577)
SHARES OUTSTANDING	3,022,003	2,950,450
EARNINGS (LOSS) PER SHARE	3¢	(11¢)

The Company has returned to profitability, although at reduced sales levels from the prior year. The construction markets in the U.S. are reflective of uncertainty about the economy, which hopefully will show improvement in calendar year 2005. Military and aerospace product sales remain steady, as do export sales of all product lines of the Company.

In view of the present sales volume, Taylor Devices has reduced staffing levels and is controlling all costs as necessary to improve profit levels.

Our firm order backlog is $6.1 million, with a product mix emphasizing aerospace and military orders.

ITEM: ANNUAL MEETING HIGHLIGHTS

Formal presentations were made by several members of the management team:

  Douglas P. Taylor, President, presented an overall view of the Company's performance in 2004. Mr. Taylor noted that the recession in the U.S. construction markets appeared to be influenced by continued outsourcing of U.S. jobs reducing the need for new business facilities and corporate expansions. This is combined with an overall depression in construction within the State of California, the State with the largest use of the Company's seismic dampers. Concerns of real estate developers about the long-term effects of the war in Iraq has resulted in a "wait and see" attitude on new development plans.

  The Company announced six new construction projects that are discussed later in this Newsletter. In addition, short presentations were made on the roll of Taylor Devices in the new U.S. Special Forces Advanced Tactical Laser (ATL) Program, and our continued success providing seating systems for the Navy Mk V Special Operations Boats.

  Richard Hill, Vice President, discussed at length the Company's efforts culminating in formal certification to the International Quality Standard ISO 9001:2000.

  Mark McDonough, Chief Financial Officer, provided in-depth analysis of the Company's financial performance in 2004 and the steps being taken to scrutinize and reduce costs wherever possible.

ITEM: NEW ORDERS

New orders received since the summer Newsletter include:

  National Palace Museum - Taipei, Taiwan ROC

Taipei's National Palace Museum is ranked as one of the four best museums in the world, in a class with the Louvre, the British Museum, and the Metropolitan Museum of Modern Art. The museum possesses the world's largest collection of Chinese artifacts. Over 15,000 items are on public display at any given time from a collection of more than 600,000 items. Displays are rotated every three months, moving individual pieces to and from air conditioned vaults buried deep in a mountainside.

The museum's history dates to the Sung Dynasty (960-1279 AD), and much of the collection is considered priceless. The Government of Taiwan has decided to seismically upgrade the museum's public display buildings and has selected Taylor Devices' dampers for this project. A total of 172 dampers will be used, each rated at forces up to 110 tons.

  Alameda Project - Mexico City, Mexico

This seismic retrofit project will enable an older structure to be converted into upscale apartments with several lower levels used for parking. A total of 34 Taylor Devices' Dampers will be used to provide seismic protection, each rated at up to 75 tons of force.

  Cyprus Olympic Building - Cyprus

This futuristic building will be used extensively for Olympic committee meetings, and includes an adjoining track and field event training area. Seismic protection will be provided by a series of Scissors Jack Damper systems. These essentially consist of two Tayco Developments' Toggle Braces driving a single centrally mounted damper. This damper configuration was an outgrowth of the patented Tayco Toggle Brace. A total of 52 Scissors Jack Dampers will be used in this building, each damper being rated at up to 50 tons of force. The Scissors Jack Damper is patented by Professor Michael Constantinou of the State University of New York at Buffalo.

  Spring Mountain Pedestrian Bridges - Las Vegas, NV

Taylor Devices' previous success in curing the "wobble" in London's Millennium Bridge has yielded a great deal of interest from other bridge projects. The City of Las Vegas is now constructing three pedestrian bridges, all of which will utilize Taylor Tuned Mass Damping Systems to suppress induced vibrations from groups of people walking on the bridges.

  Logan Airport Parking Garage - Boston, MA
  Kent Parking Garage - Kent, WA

Upgrades to the U.S. Seismic Code continue to provide the Company with applications from non-traditional regions. As part of an upgrade to the parking areas at Boston's Logan Airport, new code requirements are such that 96 pieces of a 15 ton force damper are required within the parking garage structure. A similar upgrade of a parking garage in the city of Kent, Washington will be using 16 pieces of a 50 ton force damper for its upgrade.

ITEM: ISO 9001:2000 QUALITY CERTIFICATION

The Company received its formal ISO 9001:2000 Certification on June 30, 2004, after many months of preparation and a comprehensive multifaceted audit. Our outside certifying agency is the international audit firm BVQi (Bureau Veritas) with headquarters in London, England. BVQi is the most widely accredited ISO registrar in the world. The management of Taylor Devices congratulates all employees for a job well done in elevating our Quality System to this most rigorous world standard. The Company believes that possessing an internationally accepted certification to ISO standards will aid our marketing activities outside the United States.

ITEM: WISHING A SPEEDY RECOVERY TO JOSEPH P. GASTEL

Long time Board Member and Corporate Secretary, Joseph P. Gastel recently suffered a stroke. As this Newsletter goes to press, Mr. Gastel is in rehabilitation and all of us at the Company wish him a full and complete recovery. The Company has appointed Janice Nicely, long time employee and Tayco Developments' Board Member, as Assistant Corporate Secretary for the interim period.

By:	s/Douglas P. Taylor
Douglas P. Taylor President